

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2025

Richard Paolone
Interim Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

> **Re: Entero Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2025**
> **File No. 001-37853**

Dear Richard Paolone:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 1: Election of Directors, page 13

1. We note the disclosure on page 4 of your registration statement on Form S-1 filed May 12, 2025, that "Richard Paolone, Eric Corbett, and Mike Uppal, all appointees of Corbo Capital, had joined the Company's Board of Directors" and your disclosure on page 14 that your "entry into a revolving loan agreement with 1396974 BC Ltd. grant[ed] them the right to replace three board members." Please revise your disclosure here to:
    *   Identify the board nominees that were appointed or nominated by Corbo Capital or 1396974 BC Ltd.;
    *   Disclose the events leading up to their appointment and how they were selected to serve on the company's board of directors; and
    *   Clarify each board nominee's relationship or affiliation with Corbo Capital and/or 1396974 BC Ltd. or otherwise advise.

Proposal No. 2: Reverse Split Proposal, page 32

2.   Please revise your preliminary proxy statement both here and throughout to disclose the range of the proposed reverse stock split.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Ross Carmel, Esq.